May 5, 2023

Division of Corporation Finance

Office of Mergers & Acquisitions

Attention: Daniel Duchovny 202-551-3619

Re:	FOXO Technologies Inc.

Schedule TO-I (Warrants) (the “Schedule TO”)

Submitted April 27, 2023

File No. 005-91932

Dear Mr. Duchovny:

FOXO Technologies Inc. (the “Company”) confirms receipt of the letter dated May 3, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comment as set forth below.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Schedule TO (“Amendment No. 1”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. The Staff’s comment is set forth below in bold, followed by the Company’s response:

Schedule TO-I (Warrants)

Offer to Exchange -- The Offer -- The Offer, page 4

1.	We note that the security holders must consent to the General Release Agreement (filed as an exhibit to the Schedule TO), which includes very broad waivers. The General Release Agreement does not appear to comply with section 29(a) and (b) of the Securities Exchange Act of 1934. Thus, please revise the agreement to ensure compliance with the Securities Exchange Act and include disclosure in your Offer to Exchange that any agreements already delivered to you will be deemed to have been so modified.

RESPONSE: In response to the Staff’s comment, pursuant to Amendment No. 1, the Company has revised the Letter of Transmittal and Consent by adding the following language to the General Release Agreement at the end of Section 2(a) thereof:

“Notwithstanding anything else in this General Release Agreement to the contrary, by executing this General Release Agreement (by Holder’s execution and delivery of a Letter of Transmittal and Consent, together with any other required documents in accordance with the terms of the Offer and Consent Solicitation, electing thereby to participate in the Offer and Consent Solicitation, pursuant to Section 4(e) hereto) Holder shall not be deemed to have waived compliance with any provision of Securities Exchange Act of 1934 or of any rule or regulation thereunder, or of any rule of a self-regulatory organization.”

In addition, pursuant to Amendment No. 1, the Company has revised the Offer Letter by adding the following language on the cover page thereof:

“On May 5, 2023, the Company amended and restated the Letter of Transmittal and Consent to modify the General Release Agreement. All consents delivered by holders of Assumed Warrants electing to participate in the Offer prior to such date are deemed to have been so modified.”

Offer to Amend -- The Offer -- Financial Information Regarding the Company, page 19

2.	It appears, based on the response to Item 10 of the Schedule TO, that Foxo financial information disclosure has been incorporated by reference to satisfy that item requirement. Revise to include the complete summarized financial information required by Item 1010(c) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company has revised the Offer Letter to provide the summary financial information required by Item 1010(c) of Regulation M-A on page 19 thereof.

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We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Blake Baron at (917) 546-7709.

Sincerely,

/s/ Tyler Danielson
Tyler Danielson,
Interim Chief Executive Officer